Exhibit 15.4

August 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 16F of the Form 20-F, dated August 27, 2010 of Reg Technologies Inc. and are in agreement with the statements contained in the tenth paragraph of section 16F therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ ACAL Group Chartered Accountants

ACAL Group Chartered Accountants